OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933

October 11, 2022

Via Edgar

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Schroeder and Michael Volley

Re:	OppFi Inc. Form 10-K filed March 11, 2022 File No. 001-39550

Ladies and Gentlemen:

OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated September 28, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 11, 2022 (the “Form 10-K”).

In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.

1.	Please revise future filings to clearly disclose your accounting policy related to OppFi-LLC Units, including those designated as Earnout Units.

Response: The Company acknowledges the Staff’s comment and will revise the applicable disclosure in future filings to clearly disclose the Company’s accounting policy related to OppFi-LLC Units, including those designated as Earnout Units.

2.

Please refer to comment 1. We note you revised the calculation of basic and diluted EPS to conform to ASC 260 beginning in your June 30, 2022 Form 10-Q. Please provide us an analysis that details the reported and corrected basic and diluted earnings per share included in any prior periodic filings (e.g. Form 10-Q, Form 10-K, etc.) that included the misapplied guidance. Please tell us how you considered whether any errors in these prior filings are material considering the guidance in SB Topic 1M and ASC 250. To the extent any errors are determined to be material, please amend the applicable periodic filings to correct the error in accordance with ASC 250, consider the need to file a Form 8-K Item 4.02, and consider whether there was a deficiency in the internal control over financial reporting that was a material weakness which is required to be disclosed. Please provide us the basis of your conclusions.

Response: The Company acknowledges the Staff’s comment and has completed a review of its previous calculations of diluted earnings per share (“EPS”). The Company determined that it misapplied the guidance prescribed by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 260-10-55-20(b). As a result, the Company assessed the materiality of the revision related to the calculation of diluted EPS to prior periods’ financial statements in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 99, Materiality (“SAB 99”), and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), codified in FASB ASC 250, Accounting Changes and Error Corrections.

Division of Corporation Finance

October 11, 2022

As detailed below, the Company has determined that the impact of the diluted EPS errors is not material to the previously issued annual and interim unaudited consolidated financial statements using the guidance of SAB 99 and 108.

The misapplication resulted in the Company reporting higher diluted EPS on Forms 10-Q for the periods ended March 31, 2022 and September 30, 2021, and on Form 10-K for the year ended December 31, 2021. The Company has recalculated diluted EPS for the impacted periods using the lower of the treasury stock method and if-converted method as required by U.S. Generally Accepted Accounting Principles (“GAAP”) and noted the following differences in the amounts previously reported as shown below. The Company noted that the changes only impacted diluted EPS and there were no changes to basic EPS.

	Quarter Ended March 31, 2022	Year Ended December 31, 2021 (d)	Quarter Ended September 30, 2021 (d)	Year-to-Date Period Ended September 30, 2021 (d)
Basic EPS as reported (a)	$0.08	$1.93	$1.06	$1.08
Diluted EPS as reported (b)	$0.08	$1.93	$1.06	$1.08
Analysts’ Consensus EPS Forecast	$0.00	$0.35	$0.16	$0.16
Diluted EPS as corrected (c)	$0.00	$0.48	$0.29	$0.29
Difference diluted EPS as reported vs. as corrected	$(0.08)	$(1.45)	$(0.77)	$(0.79)

(a)	Unchanged.
(b)

The reported amounts did not consider certain denominator and numerator adjustments as a result of the Company’s less-than-wholly owned subsidiary (Opportunity Financial, LLC (“OppFi-LLC”)) that has outstanding OppFi-LLC Class A Units that can be exchanged for Class A Common Shares of the Company and did not consider the lower of diluted EPS under the treasury stock method or the if-converted method.

(c)

Corrected amounts take into consideration of OppFi-LLC Class A Units and the lesser of diluted EPS under the treasury stock method or the if-converted method. Earnout Units were not included because they were subject to forfeiture and had not yet been earned at each reporting date.

(d)	Only includes earnings subsequent to the OppFi and FGNA transaction closing date for EPS disclosures.

The Company believes that a reasonable investor had appropriate information (such as, information regarding the Company’s financial condition and results of operations, information about the Company’s equity structure, non-GAAP EPS disclosures) at the time the Company reported earnings and filed its Forms 10-Q and 10-K to make their investment decisions and draw conclusions regarding the Company. Based on the information about the Company in the financial statements, footnotes and other sections of the Forms 10-Q and 10-K, analysts were able to make adjustments they deemed appropriate to arrive at their consensus EPS forecast. That forecast was directionally consistent with the corrected diluted EPS calculations, suggesting the analysts and users of the financial statements were able to understand the potential impact of the OppFi-LLC Class A units and Earnout Units and consider those effects. In each case, the analysts’ consensus was lower than the corrected diluted EPS, so investors were using a more conservative estimate (lower diluted EPS) than the corrected amounts. As a result, the Company believes that investors have not been harmed by the misapplied EPS guidance and had the appropriate mix of information from which to make informed investment decisions.

While the differences in reported versus corrected diluted EPS for the periods shown above are quantitatively different, the Company has also evaluated and considered the following qualitative considerations from SAB 99:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•

Response: The Company believes the diluted EPS misstatements arose as a result of the Company’s complex Up-C Structure and the application of certain elements in the accounting literature as it pertains to treasury stock, contingently issuable shares, and use of two-class method, which may result in some degree of imprecision due to the need for estimation.

Division of Corporation Finance

October 11, 2022

2.	Whether the misstatement masks a change in earnings or other trends.

•

Response: The diluted EPS misstatements do not mask a change in earnings or other trends of the Company. There was no impact to the consolidated balance sheets, statements of operations, stockholders’ equity, or cash flows. There was no change in finance receivables, asset quality trends and no impact to net income, net income from operations, or basic earnings per share.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•

Response: The Company notes that analysts’ consensus expectations for the enterprise for the periods noted above were lower than those reported and believes that the analysts’ expectations contemplated the issued and outstanding OppFi-LLC Class A Units and Earnout Units when coming to their consensus expectations. Additionally, the Company has not received questions from investors or analysts about diluted EPS calculated according to GAAP, including in any investor presentations or quarterly earnings/analyst calls.

4.	Whether the misstatement changes a loss into income or vice versa.

•	Response: The diluted EPS misstatements have no impact on income or loss for the periods noted above.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•	Response: The diluted EPS misstatements pertain to the Company as a whole and do not pertain to a segment or other portion of the Company’s business.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

•	Response: The diluted EPS misstatements do not affect the Company’s compliance with regulatory requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•	Response: The diluted EPS misstatements do not affect the Company’s compliance with loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•	Response: The Company does not have any compensation targets that are aligned with diluted EPS.

9.	Whether the misstatement involves concealment of an unlawful transaction.

•	Response: The diluted EPS misstatements do not involve concealment of an unlawful transaction.

Division of Corporation Finance

October 11, 2022

The error impacts diluted GAAP EPS disclosures on the face of the income statement and in the notes to the financial statements, but does not impact any other statements, amounts, or disclosures in the Forms 10-Q and 10-K. Additionally, the diluted GAAP EPS was reported in quarterly press releases and investor presentations. Management also discloses non-GAAP adjusted basic and diluted EPS in its Management Discussion and Analysis, which takes into account the OppFi-LLC Class A Units and excludes the Earnout Units (consistent with the contingently issuable shares guidance within the EPS literature). In presenting adjusted basic and diluted EPS, management believes this information is relevant to the users of the financial statements in understanding and evaluating the Company’s operating results and presents an earnings per share figure that appropriately incorporates the exchangeable Class A Units in the calculation.

The Company has also evaluated whether there was a deficiency in internal control over financial reporting as a result of the misstatements. The Company has considered the confined population and composition of the components not considered in the diluted EPS calculations and other information provided in the Company’s disclosures. Based on the Company’s evaluation, the Company believes that the potential magnitude of the error in diluted EPS is the amount identified above and that based on the evaluation described herein, the Company does not believe the controls surrounding the error could have resulted in a material misstatement and as such, the Company has concluded that these errors were not a result of a material weakness in the Company’s internal control over financial reporting.

Conclusion:

The Company believes that the impact of the above on the reported diluted EPS is not material to a reasonable investor or to the previously issued annual and interim unaudited consolidated financial statements, based on the fact that, qualitatively, there is not a substantial likelihood that this misstatement would be viewed by a reasonable investor as having significantly altered their decision to invest, and quantitatively given that there is no effect on the primary operational metrics of the Company, including:

Total Assets	Financing Cash Flows
Total Liabilities	Revenue
Stockholders’ Equity	Expenses
Basic Earnings per Share	Income from Operations
Cash Flow from Operations	Net Income
Investing Cash Flows	Net Income Available to Stockholders

Based on these facts and the above analysis, the Company has determined that the impact of the diluted EPS errors is not material to the previously issued annual and interim unaudited consolidated financial statements using the guidance of SAB 99 and 108, and that the diluted EPS errors were not the result of a material weakness in the Company’s internal control over financial reporting. Therefore, the Company has determined that the restatement of previously reporting diluted EPS in prior filings is not necessary and that this change does not significantly alter the total mix of information available. While the June 30, 2022 diluted EPS calculation was appropriately calculated in that Form 10-Q, beginning with the Form 10-Q for September 30, 2022, the Company will present the corrected diluted EPS amounts for the comparative periods of the applicable prior years.

3.	Please revise future filings to disclose the key terms, including the earnout targets, related to the 25,500,000 Earnout Units.

Response: The Company acknowledges the Staff’s comment and will revise the applicable disclosure in future filings to clearly disclose the key terms, including the earnout targets, related to the 25,500,000 Earnout Units.

* * * *

Division of Corporation Finance

October 11, 2022

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter or the Form 10-K.

Very truly yours,

/s/ Pamela Johnson
Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.

DLA Piper LLP (US)